THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

______________________________________________________________________________

VIA EDGAR CORRESPONDENCE

December 7, 2010

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20005

Attn:

Maryse Mills-Apenteng – Special Counsel

RE:

Left Behind Games, Inc.,

Amendment No. 1 to Preliminary Information Statement on

Schedule 14C

Filed November 29, 2010

File No.: 000-50603

Dear Ms. Mills-Apenteng:

Below please find our responses to the Staff’s comment letter, dated December 1, 2010 (the “Comment Letter”), regarding the above-captioned matter.  Also, please be advised that the Company has filed Amendment No. 2 to the Information Statement on Schedule 14C today via the EDGAR system. A copy of this Amendment No. 2, marked to show changes from Amendment No. 1, accompanies this letter.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

General

1.

Please revise the information statement to provide a summary comparison of all the material differences in the corporate governance documents of the company and the new corporation, and address the purpose and the general effect of each such change upon the rights of existing security holders.  In addition, the information statement should disclose all the material differences between the laws of Washington and Nevada affecting shareholders as they each apply to you.  If any of the described changes have anti-takeover purpose of effect, please clearly disclose this effect.  See Release No. 34-15320.

Response:

We have revised Amendment No. 2 to comply with your comment #1.

CERTIFICATE

I, Troy A. Lyndon, the Chief Executive Officer and Chairman of Left Behind Games Inc., a Washington corporation (the “Company”), does hereby certify as to the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Information Statement Amendment No. 2 (the “Filing”);

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In Witness Whereof, the undersigned has signed this Certificate this 7th day of December, 2010.

LEFT BEHIND GAMES INC.

By: /s/ Troy A. Lyndon

Troy A. Lyndon, CEO and Chairman